Exhibit 99.3

Meeting Notice for Annual Shareholders’ Meeting

(Summary Translation)

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

The 2024 Annual Shareholders’ Meeting (the “Meeting”) of ChipMOS TECHNOLOGIES INC. (the “Company”) will be convened at 9:00 a.m., May 30, 2024 (Thursday) at the Einstein Hall of the Hsinchu Science Park Life Hub (located at 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan).

1.
The agenda of the Meeting is as follows:
I.
Report Items:
1.
Company’s Business Report for fiscal year 2023.
2.
Audit Committee’s Review Report of the Financial Statements.
3.
Report of the status of distributable compensation for employees and directors for fiscal year 2023.
II.
Matters for Ratification:
1.
Adoption of the Business Report and Financial Statements for fiscal year 2023.
2.
Adoption of the earnings distribution plan for fiscal year 2023.
III.
Elections:
1.
To elect nine directors (including independent directors) of the 11th Board of Directors.
IV.
Other Proposals:
1.
Release the prohibition on the 11th Board of Directors (including independent directors) from participation in competitive business under Article 209 of the Company Act.
V.
Extemporary Motions

2.
The Board of Directors has approved the proposal for distribution of earning of fiscal year 2023 to provide the cash dividends of NT$1.8 per share to shareholders.
3.
The Company shall elect nine directors (including four directors and five independent directors) that adopts the candidate nomination system at the 2024 annual shareholders’ meeting. The candidates of directors are Shih-Jye Cheng, Kun-Yi Chien (representative, Siliconware Precision Industries Co., Ltd.), David Chang (representative, Siliconware Precision Industries Co., Ltd.) and Silvia Su; the candidates of independent directors are Yeong-Her Wang, Hong-Tzer Yang, Yuh-Fong Tang, Jyh-Chau Wang and Fu-Chen Lin. Please review the candidates’ education and experiences on the public announcement of the Company posted in the Market Observation Post System.

(Chinese website: https://mops.twse.com.tw/mops/web/t146sb10)

(English website: http://emops.twse.com.tw/server-java/t58query)

4.
According to the Article 172 of the Company Act, the main matters should be listed in the cause of convening. Please refer to MOPS. (http://mops.twse.com.tw)
5.
(Omitted — not applicable to ADR holders)
6.
(Omitted — not applicable to ADR holders)
7.
(Omitted — not applicable to ADR holders)
8.
(Omitted — not applicable to ADR holders)

9.
(Omitted — not applicable to ADR holders)
10.
(Omitted — not applicable to ADR holders)

Sincerely,

The Board of Directors

ChipMOS TECHNOLOGIES INC.